SUB-ITEM 77M
Mergers

Diversified Real Asset Income Fund
811-22936



On September 8, 2014 the above-referenced fund was the surviving fund in a merger. All of the assets of the American Strategic Income Portfolio Inc., American Strategic Income Portfolio II Inc., American Strategic Income Portfolio III Inc. and American Select Portfolio Inc. were transferred to the Diversified Real Asset Income Fund. The circumstances and details of the mergers as well as a form of copy of the Agreement and Plan of Merger (appendix A) are contained in the SEC filing on DEF 14 8C/A on June 26, 2014, Accession
No. 0001193125-14-251388, which materials are herein incorporated by reference.